EXHIBIT 99.1

SWLF: TSX.V Silver Wolf Exploration Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.silverwolfexploration.com

News Release

December 16, 2025

SILVER WOLF COMPLETES ACQUISITION OF THE ANA MARIA PROJECT

Silver Wolf Exploration Ltd. (TSX.V:SWLF; OTCQB:SWLFF) (“Silver Wolf” or the “Company”) is pleased to announce that it has issued to Avino Silver & Gold Mines Ltd. (“Avino”) 2,000,000 common shares of the Company at a deemed price of C$0.20 per common share for an aggregate value of C$400,000, thereby completing all expenditure and option payment requirements to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico pursuant to the terms of the option agreement with Avino dated August 12, 2020, as amended on October 8, 2020 (the “Option Agreement”, and collectively, the “Transaction”).

Under the terms of the Option Agreement, the Company completed, in aggregate, the following requirements:

•	Issued to Avino a total of C$600,000 worth of common shares of the Company, satisfied by the issuance of 3,181,718 common shares at deemed price of C$0.20
•	Incurred over C$750,000 in exploration expenditures on the properties.

The closing of the Transaction is subject to customary closing conditions in Mexico for transactions of this nature.

“Reaching this milestone ahead of schedule demonstrates our full commitment to advancing the Ana Maria project”, said Peter Latta, President of Silver Wolf Exploration Ltd. “Full ownership of the project, combined with the recently completed and upsized private placement to fully fund the upcoming drill program, positions Silver Wolf and its shareholders for an exciting 2026. We have made significant advances in understanding the geology at Ana Maria and continue to work towards making a discovery. In addition, I would like to thank Avino for its ongoing support as an anchor shareholder and supporter of what Silver Wolf is looking to accomplish, and to emphasize the meaningful synergies that come from the companies working closely together in pursuit of a new discovery.”

VRIFY & Artificial Intelligence (“AI”) Targeting Update

To advance the next phase of the project, Silver Wolf has partnered with VRIFY to deploy their exploration intelligence software for prospectivity mapping and targeting using AI. The software will help optimize Silver Wolf’s upcoming 3000m, 13-hole program, while also identifying additional areas of potential mineralization and enabling the team to test future geological hypotheses.

Avino Early Warning Disclosure for Transaction and Private Placement

Avino acquired 2,000,000 common shares under the Transaction. Immediately prior to the Transaction, Avino had beneficial ownership of 9,307,052 common shares, representing approximately 15.47% of the issued and outstanding common shares of Silver Wolf on a non-diluted basis, and 2,916,677 warrants exercisable for 2,916,677 common shares. Assuming the full exercise of such 2,916,677 warrants, the Company would have had beneficial ownership, control and direction over an aggregate of 12,223,729 common shares, representing approximately 19.37% of the issued and outstanding common shares of Silver Wolf that would then be outstanding on a partially-diluted basis. Immediately after the Transaction, Avino had beneficial ownership of 11,307,052 common shares, representing approximately 18.19% of the issued and outstanding common shares on a non-diluted basis, and 2,916,677 warrants exercisable for 2,916,677 common shares. Assuming the full exercise of such 2,916,677 warrants, the Company would have beneficial ownership, control and direction over an aggregate of 14,223,729 common shares, representing approximately 21.85% of the issued and outstanding common shares of Silver Wolf that would then be outstanding on a partially-diluted basis. All of the warrants held by Avino are subject to a contractual limitation on the exercise, such that no warrants may be exercised by Avino if such exercise would result in Avino holding more than 19.99% of the issued and outstanding common shares of Silver Wolf.

Further to Silver Wolf’s news release dated November 25, 2025 announcing the completion of its C$2.125 million private placement (the “Private Placement”) and Avino’s acquisition of 5,000,000 units of Silver Wolf at a price of C$0.15 per unit for an aggregate subscription price of C$750,000 under the Private Placement, Avino wishes to amend and restate its previous early warning disclosure with respect to its interests in Silver Wolf before and after the completion of the Private Placement. Prior to the Private Placement, the Company held 4,307,052 common shares of Silver Wolf, representing approximately 9.36% of Silver Wolf’s issued and outstanding common shares on a non diluted basis, and 416,677 warrants exercisable for 416,677 common shares. Assuming the full exercise of such 416,677 warrants, the Company would have had beneficial ownership, control and direction over an aggregate of 4,723,729 common shares, representing approximately 10.17% of the issued and outstanding common shares of Silver Wolf that would have then been outstanding on a partially-diluted basis. Following the completion of the Private Placement and the purchase by the Company of 5,000,000 units thereunder, the Company had beneficial ownership, control and direction over an aggregate of 9,307,052 common shares, representing approximately 15.47% of the issued and outstanding common shares of Silver Wolf on a non-diluted basis, and 2,916,677 warrants exercisable for 2,916,677 common shares. Assuming the full exercise of such 2,916,677 warrants, the Company would have had beneficial ownership, control and direction over an aggregate of 12,223,729 common shares, representing approximately 19.37% of the issued and outstanding common shares of Silver Wolf that would then be outstanding on a partially-diluted basis.

News Release – December 16, 2025

Silver Wolf Completes Acquisition of the Ana Maria Project

Avino acquired these securities for investment purposes and intends to review its investment in Silver Wolf on a continuing basis. Depending upon a number of factors including market and other conditions, Avino may from time to time increase or decrease its beneficial ownership, control, direction or economic exposure over securities of Silver Wolf. Avino is a corporation existing under the laws of British Columbia with its head office at 900 – 570 Granville St. Vancouver, BC V6C 3P1, Canada.

This disclosure is being provided by Avino concurrently with the filing of an early warning report (the “Early Warning Report”) pursuant to the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. The Early Warning Report will be electronically filed with the applicable securities commission in each jurisdiction where Silver Wolf is reporting and will be available under the profile of Silver Wolf and the Company on SEDAR+ at www.sedarplus.ca. For further information or to obtain a copy of the Early Warning Report, please contact Avino at:

Jennifer North, Head of Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Avino Silver & Gold Mines Ltd.

Suite 900 570 Granville Street

Vancouver, BC

Canada, V6C 3P1

Phone: +1 (604) 682-3701

Fax: +1 (604) 682-3600

About Silver Wolf

Silver Wolf is an exploration company focused on exploring high potential projects in prime silver and gold regions of Mexico including the Ana Maria and El Laberinto properties. The Ana Maria claims are located 21 kilometres (km) northwest of the City of Gómez Palacio and the adjacent City of Torreón. The property consists of 2,549 hectares (ha). The claims are located in a well-known area that is prolific for carbonate replacement deposits (CRDs) in the vicinity of many active or historic mining operations. The Company has operational synergies with Avino Silver & Gold Mines Ltd. and shares many years of combined experience in exploration, development and production. In addition, Silver Wolf has an experienced geological field team who have worked on similar projects with a demonstrated understanding of the jurisdiction and local communities. Connect with us on X (formerly Twitter) @SWLFexploration and on LinkedIn at Silver Wolf Exploration Ltd.

News Release – December 16, 2025

Silver Wolf Completes Acquisition of the Ana Maria Project

For further information please contact Silver Wolf Exploration Ltd. at (604) 682-3701 or visit our website at www.silverwolfexploration.com.

ON BEHALF OF THE BOARD

"Peter Latta"

_________________________________

Peter Latta

President

Cautionary Note

The information contained herein contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements in this news release includes, but is not limited to: disclosure regarding the Transaction and the anticipated closing thereof, including the satisfaction of customary closing conditions and the receipt of all required regulatory and stock exchange approvals therefor, the anticipated timing of closing (if any), the Company’s anticipated exploration plans and operations, and the anticipated benefits of the Transaction or its exploration plans. Forward-looking statements relate to information that is based on numerous assumptions and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the uncertainties surrounding the mineral exploration industry. Such information contained herein represents management’s best judgment as of the date based on information currently available. The Company does not assume an obligation to update any forward-looking statement except as required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.